EXHIBIT 12

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2009	2008	2007	2006	2005
Excluding interest on deposits	1.99x	1.72x	2.50x	2.56x	3.17x
Including interest on deposits	1.58x	1.35x	1.59x	1.64x	2.00x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2009	2008	2007	2006	2005
Income before income taxes	$167,545	$110,525	$204,926	$203,575	$230,227

Interest on deposits	$118,297	$163,113	$210,369	$188,476	$123,057
Borrowings and long-term debt	144,573	145,782	132,953	127,774	103,602
Preferred security dividend	19,524	2,090	—	—	—
1/3 of net rental expense	5,883	5,194	4,031	3,012	2,652

Total fixed charges, including interest on deposits	$288,277	$316,179	$347,353	$319,262	$229,311

Total fixed charges, excluding interest on deposits	$169,980	$153,066	$136,984	$130,786	$106,254